SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)


                                Transwitch Corp.
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                                (Name of Issuer)


                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)


                                    894065101
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                                 (CUSIP Number)


                        Herbert Chen
                        237 Park Avenue, 9th Floor
                        New York, New York 10017
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 23, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   894065101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Chen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     5,548,577

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     5,548,577

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,548,577

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.   894065101
            ---------------------

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Item 1.  Security and Issuer.

     No change.

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Item 2.  Identity and Background.

     (a-c,f) No change.

     (d) No change.

     (e) No change.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person may be deemed to beneficially own 5,548,577 shares.

     The source of funds used to purchase the securities reported herein was the Reporting Person and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

     No change.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Herbert Chen may be deemed to be the beneficial owner of 5,548,577 Shares, or 6.1% of the shares of the Issuer, based upon the 91,050,247 Shares outstanding as of March 22, 2004, according to the Issuer's Form F-3 filed with the Securities and Exchange Commission on April 6, 2004.

     Herbert Chen shares the power to vote or direct the vote of 0 Shares to which this filing relates.

     Herbert Chen has the sole power to vote or direct the vote of 5,548,577 Shares to which this filing relates.

     Herbert Chen shares the power to dispose or direct the disposition of 0 shares to which this filing relates.

     Herbert Chen has the sole power to dispose or direct the disposition of 5,548,577 shares to which this filing relates.

     The 5,548,577 shares over which Herbert Chen has sole power to vote, direct the vote, dispose or direct the disposition of are held separately by the Partnership, Herbert Chen's personal trading account and IRA account.

     The trading dates, number of shares purchased and sold and price per share for all transactions by the Reporting Person in the Shares within 60 days of the date of the event which requires this filing are set forth in Schedule A and were all effected in broker transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer

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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 29, 2004
                                       ----------------------------------------
                                                        (Date)


                                                     Herbert Chen (2)
                                       ----------------------------------------
                                                      Herbert Chen



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

(2) The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

                                   Exhibit A
                           Transactions in the Shares


                                             Number of Shares     Price
Date of Transaction                          Purchased/(SOLD)     of Shares
-------------------                          ----------------     ---------

Chen Capital Partners, LP Main Account:

02-Mar-04                                     (25,000)            $2.7323
05-Mar-04                                      76,500             $2.7650
22-Mar-04                                     (70,000)            $2.4230
23-Mar-04                                     (35,000)            $2.3887
25-Mar-04                                      14,000             $2.3765
29-Mar-04                                     (95,000)            $2.3380
05-Apr-04                                      11,000             $2.6457
06-Apr-04                                      35,000             $2.6184
07-Apr-04                                     150,000             $2.9969
16-Apr-04                                     (48,389)            $2.3065
19-Apr-04                                      (4,000)            $2.2921
20-Apr-04                                    (177,534)            $2.1431
21-Apr-04                                    (500,000)            $1.8500

Personal IRA Account:

26-Feb-04                                      10,000             $2.7625
04-Mar-04                                       5,000             $2.7143
02-Apr-04                                     (13,011)            $2.5624
02-Apr-04                                          11             $2.6700
08-Apr-04                                      10,000             $2.7781
20-Apr-04                                         500             $2.0800

Personal Account

05-Mar-04                                     103,500             $2.7650
12-Mar-04                                     (40,000)            $2.5685
19-Mar-04                                     (52,800)            $2.4698
23-Mar-04                                      (7,200)            $2.3887
23-Mar-04                                       7,200             $2.3600
26-Mar-04                                       5,000             $2.3380
29-Mar-04                                       2,500             $2.3400
01-Apr-04                                      (3,380)            $2.3306
01-Apr-04                                      13,380             $2.3570
02-Apr-04                                      10,300             $2.6500
05-Apr-04                                      65,000             $2.6457
06-Apr-04                                     140,000             $2.8407
15-Apr-04                                       3,350             $1.4943
19-Apr-04                                      (8,500)            $2.2921
20-Apr-04                                     (90,000)            $2.1431
21-Apr-04                                    (271,765)            $2.0141
21-Apr-04                                      10,000             $1.9624
23-Apr-04                                    (150,085)            $1.9599

01127.0001 #481693